                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                   NATIONAL MEDICAL FINANCIAL SERVICES CORP
           --------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  636926 10 7
           --------------------------------------------------------
                                 (CUSIP Number)

                  MORRIS MAYBRUCH,
                  1 DANIELLECT, SUFFERN NY 10901
                  914 368-4800
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 9, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
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CUSIP No. 636926107                   13D                 Page  2  of     Pages

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 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Morris Maybruch
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*

     00 - Purchase price for sale of assets effective 1/1/98 between NMFS &
          Morris Maybruch
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                            1,637,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                            1,637,000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                            1,637,000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                            1,637,000
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                     1,637,000
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)

                                                                         9.6%
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(14) Type of Reporting Person*

     IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  3  of     Pages
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ITEM 1.  SECURITY AND ISSUER

NATIONAL MEDICAL FINANCIAL SERVICES, COMMON STOCK






ITEM 2.  IDENTITY AND BACKGROUND

MORRIS MAYBRUCH





ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PURCHASE PRICE FOR SALE OF ASSETS EFFECTIVE 1/1/98 BETWEEN
NMFS & MORRIS MAYBRUCH





ITEM 4.  PURPOSE OF TRANSACTION

TRANSFER OF ASSETS AS PER ABOVE





ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

9.6%





ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CONTRACT BETWEEN MAYBRUCH & NMFS FOR 1,637,000 SHARES OF RESTRICTED COMMON STOCK FOR ASSETS.





ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy as disclosed in Item 6.

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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         1/16/98
                                       ----------------------------------------
                                       (Date

                                         /s/ Morris Maybruch
                                       ----------------------------------------
                                       (Signature)

                                         Morris Maybruch
                                       ----------------------------------------
                                       (Name/Title)